
07022656




RWE

File no. 82-4018

Notice published by RWE AG, Essen, in accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

RWE AG: RWE announces the principles for its dividend policy, plans for a share buyback and an expected increase in future recurrent net income

Essen, 21 February 2007 – The supervisory and executive boards will propose a dividend of € 3.50 per share for fiscal 2006 to the Annual General Meeting. This is 80% of recurrent net income.

For fiscal 2007 the dividend will be based on a payout ratio of 70-80%. The prerequisite is a successful IPO of the majority of American Water.

As of fiscal 2008 the dividend will be based on a payout ratio of 50-60%. Where the dividend falls in this target corridor will be decided upon annually.

RWE plans a share buyback programme upon the deconsolidation of American Water. The exact procedure and scope of the programme will be finalised at that point in time.

Furthermore, RWE announces that it expects recurrent net income to increase by an average of 10% per year for fiscal 2007 and 2008.


RWE

File no. 82-4018

Notice published by RWE AG, Essen, in accordance with Sec. 15 of the German Securities Trading Act

- The sender is solely responsible for the contents of this notice -

RWE AG: Dr Jürgen Großmann to become new Chief Executive Officer of RWE AG in 2008

Essen, 21 February 2007 – The Supervisory Board of RWE AG has decided not to extend Harry Roels' contract of employment, which ends on 31 January 2008.

Dr Jürgen Großmann has been appointed as his successor. He will join the company on 1 November 2007 and take over the position of Chief Executive Officer on 1 February 2008.

RWE Aktiengesellschaft

Essen

RECEIVED
2007 APR 18 A 9:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Publication in accordance with Sec. 21, Para. 1 of the German Securities Trading Act (WpHG) with the aim of a Europe-wide distribution

On April 11, 2007, RW Energie-Beteiligungsgesellschaft mbH & Co. KG, Dortmund, Federal Republic of Germany, informed us that RW Energie-Beteiligungsgesellschaft mbH's share of voting rights in RWE Aktiengesellschaft was transferred to RW Energie-Beteiligungsgesellschaft mbH & Co. KG effective December 13, 2006, the date on which the company changed its legal form. Since December 13, 2006, RW Energie-Beteiligungsgesellschaft mbH & Co. KG's share of voting rights in RWE Aktiengesellschaft has thus amounted to 11.10% (corresponding to 58,095,984 voting rights).

Furthermore, on April 11, 2007, RWEB Verwaltungs GmbH, Dortmund, Federal Republic of Germany, informed us in accordance with Sec. 21, Para. 1 of the German Securities Trading Act (WpHG) that, as general partner in RW Energie-Beteiligungsgesellschaft mbH & Co. KG, its share of voting rights in RWE Aktiengesellschaft exceeded the thresholds of 5% and 10% on December 13, 2006, and amounted to 11.10% on that day (corresponding to 58,095,984 voting rights). All of these voting rights are thus allocable to it via RW Energie-Beteiligungsgesellschaft mbH & Co. KG in accordance with Sec. 22, Para. 1, Sentence 1, Item 1 of the German Securities Trading Act (WpHG).

RWE Aktiengesellschaft

The Executive Board

END